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                             May 12, 2022

       Douglas Peterson
       President and Chief Executive Officer
       S&P Global Inc.
       55 Water Street
       New York, NY 10041

                                                        Re: S&P Global Inc.
                                                            Form 10-K filed
February 8, 2022
                                                            Form 8-K/A
furnished May 3, 2022
                                                            File No. 001-01023

       Dear Mr. Peterson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K/A furnished on May 3, 2022

       Exhibit 99

   1.                                                   The    pro forma
combined company financial information    presented in Forms 8-K
                                                        furnished on February
28, 2022 and amended on May 3, 2022 does not appear to be
                                                        consistent with your
unaudited pro forma combined condensed financial information presented in Form 8-K
filed on March 4, 2022. Please help us understand these
                                                        differences and your
basis for presenting them. For example, please tell us if the    pro
                                                        forma    combined
company financial information has been prepared in accordance with
                                                        Article 11 of
Regulation S-X.
   2. In addition, please note that Rule 11-02(c)(2)(i) prohibits the disclosure of pro forma information for annual
periods prior to the most recent fiscal year preceding the
                                                        transaction. As such,
your presentation of the pro forma financial information of S&P
                                                        Global and HIS Markit
s combined operating results for the year and each of the four quarters during the
year ended December 31, 2020 is not permitted.
 Douglas Peterson
S&P Global Inc.
May 12, 2022
Page 2
3. We refer to your adjusted pro forma results. Please tell us if these non-GAAP measures have been presented in a manner that is consistent with Article 11 of Regulation S-X. If not, please revise accordingly. In addition, please revise your reconciliations of non-
         GAAP pro forma adjusted measures to begin with the most directly comparable measure, which would be a pro forma measure prepared and presented in accordance with Article
         11 of Regulation S-X. Reference is made to Question 101.05 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations. This comment also applies to your pro forma results presented in Form 8-K furnished on May 3, 2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335
with any questions.



FirstName LastNameDouglas Peterson                          Sincerely,
Comapany NameS&P Global Inc.
                                                            Division of
Corporation Finance
May 12, 2022 Page 2                                         Office of Trade &
Services
FirstName LastName